EXHIBIT 99.1

Brookfield Renewable Announces Intention to Redeem its Series 5 Preferred Units

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES

BROOKFIELD, News, Jan. 04, 2022 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) today announced that it intends to redeem all of its outstanding Class A Preferred Limited Partnership Units, Series 5 (the “Series 5 Preferred Units”) (TSX: BEP.PR.E) for cash on January 31, 2022. The redemption price for each Series 5 Preferred Unit will be C$25.25. Holders of Series 5 Preferred Units of record as of January 14, 2022 will receive the previously declared final quarterly distribution of C$0.3494 per Series 5 Preferred Unit.

Brookfield Renewable operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals approximately 21,000 megawatts of installed capacity and an approximately 36,000-megawatt development pipeline. Investors can access our portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation. Further information is available at www.bep.brookfield.com and www.bep.brookfield.com/bepc. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with approximately US$650 billion of assets under management.

For more information, please contact:

Media: Kerrie McHugh Senior Vice President – Corporate Communications (212) 618-3469 kerrie.mchugh@brookfield.com	Investors: Robin Kooyman Senior Vice President – Investor Relations (416) 649-8172 robin.kooyman@brookfield.com